VIA EDGAR

April 11, 2014

Ms. Mara L. Ransom
Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:	Correspondence from you dated March 31, 2014 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed September 30, 2013
File No. 0000-23255

Ladies and Gentlemen:

On behalf of Copart, Inc. (“Copart” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2014 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2013, filed on September 30, 2013.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended July 31, 2013

Item 7. Management’s Discussion and Analysis….page 30

Results of Operations, page 35

1.

We note your disclosure on page 16 and throughout your filing that you seek to increase your sales and profitability through the acquisition of additional facilities in the United States and abroad.  With a view to improving future disclosure, please discuss this trend and any material favorable or unfavorable impact on net sales, revenues, or income from continuing operations that such expansion may have.  In this regard, we note your disclosure on page 15 that “new acquisitions may have an adverse impact on [your] consolidated gross margin percentages.”  Please refer to Item 303(a)(3) of Regulation S-K.

The Company supplementally informs the Staff that acquisitions have historically been a key and continuing element of the Company’s growth strategy in the twenty years since it became a public company.  The Company continues to actively pursue acquisitions in the salvage and vehicle redistribution market.  With the exception of its acquisition of QCSA Holdings Inc. in the United States in fiscal 2013 and its acquisition of Universal Salvage in the United Kingdom in fiscal 2007 for which we paid $120 million, most recent acquisitions have been in the range of $5 to $10 million.  After an acquisition, the Company generally converts the target to its operational and sales models, which we believe are generally more profitable than the models employed by the targets prior to the acquisition.  Accordingly, in general, acquisitions increase our sales and profitability although, given the typical size of our acquisitions, most acquisitions will not individually have a material impact on our revenues or operating results.  In addition, we are not always able to introduce our processes and selling platform to acquired companies due to different operating models in international jurisdictions or other facts.  As a result, the associated benefits of acquisitions may be delayed for years, in some international situations.  During this period, the acquisitions may operate at a loss.  Hence, the conversion periods vary from weeks to years and cannot be predicted.

Further, certain acquisitions, while profitable, may operate at a margin percentage that is below the overall operating margin percentage of the company and, accordingly, have an adverse impact on the consolidated gross margin percentage.

In response to the Staff’s comments, the Company will include additional disclosure as indicated above in its future filings to more fully explain the potential impact of acquisitions on the Company’s operating results.

Liquidity and Capital Resources, page 36

2.

We note your disclosure on page 36 that the decrease in your cash balance as of July 31, 2013 as compared to July 31, 2012 was primarily due to increased capital expenditures and acquisitions.  With a view to improving future disclosure, please discuss any material impact that your plans to continue the expansion of your operations may have on your liquidity.  Please also provide additional disclosure about the way in which you plan to fund future acquisitions.  Please refer to Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

The Company supplementally informs the Staff that while it plans to continue its expansion through the development of green field yards and through the acquisition of existing businesses, the timing and magnitude of such expansion is not predictable.  The opening of new green field yards is contingent on our ability to locate property that i) is in an area in which we have a need for more capacity, ii) has adequate size given the capacity needs, iii) has the appropriate shape and topography for our operations, iv) is reasonably close to a major road or highway, and v) most importantly, has the appropriate zoning for our business.  It has become increasingly difficult to obtain the necessary zoning as our yards need to be reasonably close to where the accidents occur most frequently, due to the cost of hauling a totaled car, which generally means our yards need to be in or near the major metropolitan areas.   In or near the major metropolitan areas, the zoning authorities are reluctant to allow the establishment of facilities of our size for the purpose of storing totaled cars.  Accordingly, the process of identifying, purchasing and zoning a new facility is unpredictable and impossible to forecast.  New cost to develop a new yard generally ranges from $1 to $13 million, depending on size, location and development costs.

The Company plans to continue growth through acquisitions.  In the last seven years these acquisitions have ranged from less than $1 million to over $120 million.  The timing and magnitude of potential acquisitions cannot be predicted.   The Company has recently paid for all acquisitions through cash on hand.

In response to the Staff’s comments, the Company will include additional disclosures in its future filings as set forth above, concerning uncertainty associated with the size and timing of potential acquisitions, and their potential impact on the Company’s liquidity.

***

Copart further acknowledges that:

•

Copart is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Copart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 391-5000 with any questions regarding the above.

Sincerely,

/s/ William E. Franklin

William E. Franklin
Executive Vice President and Chief Financial Officer